

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2014

<u>Via E-mail</u>
Germán Quiroga
Co-Chief Executive Officer
Emmanuel Grenier
Co-Chief Executive Officer
Cnova N.V.
Professor Dr Dorgelolaan 30D
5613 AM Eindhoven
The Netherlands

> **Re: Cnova N.V.**
> **Pre-Effective Amendment No. 2 to Registration Statement on Form F-1**
> **Filed August 7 and 12, 2014**
> **File No. 333-196521**

Dear Messrs. Quiroga and Grenier:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 14</u>

<u>We will be a "controlled company" within the meaning of the NASDAQ rules. . . ., page 39</u>

1. We note your response to comment 3 in our letter dated July 28, 2014. Please enhance this risk factor to describe any material risks related to your non-compliance with provisions of the Dutch Corporate Governance Code as described on page 174, or tell us why this is unnecessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Results of Operations, page 71

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013, page 75

2. Please provide a discussion and analysis of restructuring and initial public offering expenses presented in the condensed consolidated income statement. Refer to Item 5.A. of Form 20-F.

Income tax gain (expense), page 76

3. It appears that the increase in tax benefits for the six months ended June 30, 2014 also relates to unrecognized deferred tax assets arising from the tax loss for the period in excess of the six months ended June 30, 2013 tax losses used by Casino as part of Casino's tax consolidation. Please consider elaborating on the reasons for the increase.

Certain Relationships and Related Party Transactions, page 149

4. We note your response to comment 8 in our letter dated July 28, 2014. Please supplementally tell us how you determined the independence of your independent directors.

Financial Statements, page F-1

Audited consolidated financial statements of Cnova N.V., page F-2

Consolidated income statements, page F-3

5. Please revise to remove the references to "Pro forma" and "(unaudited)" with respect to earnings (losses) per share.

Statements of changes in consolidated equity, page F-7

6. It appears that the recapitalization of Cdiscount Group is not presented in the appropriate columns. Please revise. In addition, please explain to us why you include capital transactions in the "retained earnings and profit for the year" column rather than presenting capital transaction in excess of par value as additional paid-in capital.

Note to consolidated financial statement, page F-8

1.23 Fulfillment expenses, page F-25

7. We reviewed your response to comment 11 in our letter dated July 28, 2014. Please tell us whether warranty transaction activity is considered a significant factor that materially affects your income from operations and if so, why discussion is not necessary for an investor's understanding of your results of operations. Refer to Item 5.A. of Form 20-F.

Note 8 Taxes, page F-35

8. Reference is made to the reconciliation of theoretical and actual tax expense on page F-36. Please tell us the nature of items included in the fiscal 2011 "Other" line item and your consideration of separately disclosing such items in the table.

Note 21 Share-based payments, page F-47

9. We reviewed your response to comment 17 in our letter dated July 28, 2014. Reference is made to the last column labeled "Strike Price" in the first table on page F-49 and the last row labeled "Fair value of the option on the grant date (per option) (ii)" in the second table on page F-49. The strike price and the fair value of the options on the grant date appear to be the same. Please confirm that this is the case or revise the table(s) accordingly.

Annex A to Supplemental Response dated August 7, 2014 - Draft Legal Opinion

10. Please delete the limitations on reliance in the second paragraph of page 1 and the first full paragraph on page 3 of the opinion. Please refer to Section II.B.3.d of Staff Legal Bulletin No. 19, which is available on our website.

11. Please delete the conditions contained in the first full paragraph on page 3 of the opinion.

12. In the third paragraph of the opinion you state that you "have exclusively reviewed and relied upon the following documents…." Please remove or revise this language, as it is inappropriate for counsel to state that its review was limited to only a specific set of documents. We will not object to counsel including a list of documents it reviewed provided that the accompanying language does not state or imply that these were the only documents reviewed by counsel. Counsel must review all documents necessary in order to render its opinion regarding the legality of the shares.

13. It appears that the assumption contained in paragraph (b)(ii) on page 3 is inappropriate and unnecessary. Please remove such assumption.

14. Please revise the assumption contained in paragraph (d)(iii) on page 4 to exclude the Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551- 3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director

cc: Josh Kiernan, Esq.
        Andrew Weisberg, Esq.
        White & Case LLP